[SumTotal Letterhead]

June 19, 2009

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Barbara Jacobs, Assistant Director, Division of Corporation Finance
Michael F. Johnson, Attorney, Division of Corporation Finance

Re:	SumTotal Systems, Inc..

  Form 10-K for the Fiscal Year Ended December 31, 2008

  Filed March 11, 2009

  File No. 000-50640

Ladies and Gentlemen:

SumTotal Systems, Inc. (“SumTotal”) respectfully submits this letter, in response to your letter of May 14, 2009, which set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.	We note the disclosure on pages 9, 13, 36, 45, and elsewhere in your Form 10-K that you have customers in Latin America, the Middle East, and Africa, regions that generally understood to include Cuba, Iran, Sudan, and Syria. In addition, we note your press release dated September 27, 2004, stating that you signed HUMANSOFT FZ LLC as your reseller partner covering the Middle East and North Africa. We are also aware of a news report that HUMANSOFT markets include Sudan. Finally, it appears from several dropdown menus on your website that nationals of Cuba, Iran, Sudan, and Syria can contact your representatives, subscribe to receive e-mail communications from you, and submit to you requests for proposals or information, and that nationals of Sudan and Syria can register to become your resellers.

Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through distributors, resellers, or other direct or indirect arrangements. Your response should describe any software, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Securities and Exchange Commission

June 19, 2009

We actively employ policies, procedures, and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations, including monitoring and prohibiting sales of products and services to Cuba, Iran, Sudan and Syria (the “Restricted Countries”) and screening each potential end-user against various lists maintained by the U.S. Government of persons who are prohibited from receiving U.S.-origin products, software, technologies, services, or financial support (“Restricted Persons”). In addition, we educate and train our employees about U.S. laws and regulations regarding export controls and economic sanctions and how such laws and regulations affect our business. Furthermore, we regularly update and implement policies and procedures for conducting our business in compliance with U.S. Government laws and regulations, where applicable.

As a global company, we sell our products and services both directly (through our internal sales organization) and by way of third party value added resellers. We utilize a number of methods to screen our sales. In the normal course of our business, prior to any virtual release or physical shipment, we collect end-user data from our internal sales representatives, as well as our third party resellers. We use this data, which includes identifying information about the shipment destination of our products, to, among other things, screen out any attempted orders from Restricted Persons or individuals or entities in the Restricted Countries. In addition, our form contracts, including contracts with our resellers, contain provisions which require anyone wishing to have a business relationship with us to comply with U.S. export control and economic sanctions laws and regulations to the same degree as we do. As an added compliance feature, our web site contains an advisement indicating that all of our products and services are subject to U.S. export control and economic sanctions laws and regulations, that all users of our products and services are bound by the requirements of such laws and regulations, and that our products and services may not be accessed or used by a national or resident of the Restricted Countries or any Restricted Persons.

We confirm that, as indicated in a press release dated September 27, 2004, we entered into a reseller agreement (the “Reseller Agreement”) with Humansoft FZ LLC (“Humansoft”) which covered Middle East and North Africa regions. The Reseller Agreement included Iran, Syria, and Sudan as sales territories, which is prohibited by our current compliance policies and procedures. We have, however, confirmed that no sales to any Restricted Countries were made under the Reseller Agreement. Further, we ceased our business relationship with Humansoft in 2007 and, on December 31, 2008, the Reseller Agreement terminated pursuant to its terms. Since the termination of the Reseller Agreement, we have no connection to, and do not plan to renew our business relationship with, Humansoft. To ensure continued compliance with U.S. export control and economic sanction laws and regulations, particularly in regards to prohibitions on doing business with the Restricted Countries, key members of our legal and sales staff have been reminded of the importance of the prohibition on doing business with the Restricted Countries. Further, in the near term, members of our legal, sales, marketing, engineering, human resources, shipping and information technology staff will receive additional training, in the form of presentations and other educational materials, with respect to U.S. export control and economic sanctions laws and our policies and procedures for compliance with the same.

Securities and Exchange Commission

June 19, 2009

In connection with the Staff’s comments, we, with the assistance of outside legal counsel, conducted an internal review of our U.S. export control and economic sanction compliance, during which we confirmed that information appeared on one of our web sites suggesting that any person could contact our representatives; subscribe to receive e-mail communications from us; and submit to us, requests for proposals or information. Further, notwithstanding our export compliance policies and procedures, this same web site allowed a visitor to choose, from a pull-down menu, one of the Restricted Countries, among others, as such person’s country of residence. Thus, from time-to-time, through our website, we received inquiries about our products, software, technologies, training and services from residents of the Restricted Countries. In addition, based on our review, we determined that, as a result of such inquiries, individuals from the Restricted Countries were, on several occasions, able to automatically download certain trial versions of our software at no cost to the recipient. Each download provided the recipient with access to the software’s functionality for a period of twenty-one days, after which time the software ceased to function. Although generally subject to U.S. export control laws and regulations, the software in question is strictly a teaching / training tool that enables users to create interactive learning content, quizzes, and assessments to allow for virtual learning. Use of the downloaded trial version does not allow the recipient to access the software’s underlying programming or code and we received no revenue as a result of such trial downloads. We believe that the trial downloads occurred as a result of an inadvertent compliance anomaly.

Approximately eighteen months ago, we reassigned, from an internal web site to one hosted by a third party vendor, the responsibility for dealing with online orders. Upon doing so, we, in conjunction with the third party vendor, removed all of the Restricted Countries from the pull-down menus on the third party’s site and implemented Internet Protocol (“IP”) pinging and prohibition, a fail-safe that prevents the completion of orders from a computer using an IP address from within a Restricted Country. As a result of the Staff’s inquiry and our internal review, we determined that the same safeguards were not simultaneously implemented on a web site dedicated to trial downloads. After making this discovery, we immediately removed the Restricted Countries from the web site’s pull-down menus and implemented IP pinging and prohibition on these websites.

We note that, in compliance with our policies and procedures, we have not and do not knowingly provide any products, software, technologies, services, or financial support to the Restricted Countries. Moreover, to our knowledge, we do not have any agreements or commercial arrangements with the governments of the Restricted Countries or entities controlled by those governments and, to our knowledge, we have not directly activated warranties or registered products in the Restricted Countries. To our knowledge following the investigation, our only commercial contacts with the Restricted Countries have been inadvertent contacts as a result of the trial downloads and we do not currently, nor do we intend to, conduct business with customers in, or connected with, any of the Restricted Countries.

In light of the activities described above, we have informed both the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of Commerce’s Bureau of Industry and Security of our intention to file voluntary self-disclosures of potential violations of export control and economic sanction laws. Based on the results of our investigation and the experience of our legal counsel with parties who have encountered similar issues and made voluntary disclosures under similar circumstances, we do not believe that such disclosures will result in a material impact to us or our security holders.

Securities and Exchange Commission

June 19, 2009

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

As discussed in response to Comment Number One above, we have not and do not knowingly provide any products, software, technologies, services, or financial support to the Restricted Countries. During the current fiscal year (January 1, 2009 through the date hereof) or any of the three previous fiscal years ended December 31, 2006, 2007, and 2008, we have not knowingly generated revenue from, nor do we have any assets or liabilities with or within, the Restricted Countries. Moreover, to our knowledge, we do not have any agreements or commercial arrangements with the governments of the Restricted Countries or entities controlled by those governments and, to our knowledge, we have not directly activated warranties or registered products in the Restricted Countries. To our knowledge following the investigation, our only commercial contacts with the Restricted Countries have been inadvertent contacts as a result of the trial downloads and we do not currently, and do not intend to, conduct business with customers in, or connected with, any of the Restricted Countries. Accordingly, we do not believe that our investors are subject to a material investment risk as a quantitative matter.

In addition, we have implemented policies and procedures which are intended to prohibit us from making sales to or otherwise doing business with individuals and entities in the Restricted Countries as well as doing business with Restricted Persons. We acknowledge that, as discussed in greater detail in our response to Comment Number One above, we have identified inadvertent contacts with the Restricted Countries that occurred as a result of the trial downloads of software programs. When the facts regarding these inadvertent downloads came to light, however, we immediately made appropriate revisions to our policies and procedures in order to prevent such downloads from happening in the future. As a result of these policies and procedures, as well as our efforts to immediately improve such policies and procedures when the compliance anomalies were identified, we do not believe that our business practices are of the type that would lead to investor scrutiny.

* * * * *

Securities and Exchange Commission

June 19, 2009

SumTotal acknowledges that:

•	SumTotal is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SumTotal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 934-9500 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the attention of Marc Marchiel, Associate General Counsel, at (650) 962-0378, as well as to Katharine Martin of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

SumTotal Systems, Inc.

/s/ Neil J. Laird
Neil J. Laird
Chief Financial Officer

cc:	Marc Marchiel, Esq., Associate General Counsel

Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati